Exhibit 99.1

FOR IMMEDIATE RELEASE

Hollysys Automation Technologies Reports Unaudited

Financial Results for the Second Quarter and the First Half Year Ended December 31, 2019

First Half of Fiscal Year 2020 Financial Highlights

•	Non-GAAP net income attributable to Hollysys was $63.9 million, a decrease of 11.6% compared to the comparable prior year period.

•	Total revenues were $293.3 million, an increase of 1.8% compared to the comparable prior year period.

•	Non-GAAP gross margin was at 36.9%, compared to 37.7% for the comparable prior year period.

•	Non-GAAP diluted EPS was $1.06, a decrease of 10.9% compared to the comparable prior year period.

•	Net cash provided by operating activities was $109.4 million for the current period.

•	DSO of 168 days, compared to 171 days for the comparable prior year period.

•	Inventory turnover days of 42 days, compared to 51 days for the comparable prior year period.

Second Quarter of Fiscal Year 2020 Financial Highlights

•	Non-GAAP net income attributable to Hollysys was $34.2 million, a decrease of 22.9% compared to the comparable prior year period.

•	Total revenues were $170.1 million, an increase of 13.8% compared to the comparable prior year period.

•	Non-GAAP gross margin was at 36.3%, compared to 38.2% for the comparable prior year period.

•	Non-GAAP diluted EPS were at $0.56, a decrease of 23.3% compared to the comparable prior year period.

•	Net cash provided by operating activities was $70.5 million for the current quarter.

•	DSO of 137 days, compared to 157 days for the comparable prior year period.

•	Inventory turnover days of 39 days, compared to 39 days for the comparable prior year period.

Beijing, China – February 19, 2020 – Hollysys Automation Technologies Ltd. (NASDAQ: HOLI) (“Hollysys” or the “Company”), a leading provider of automation and control technologies and applications in China, today announced its unaudited financial results for the second quarter and first half of fiscal year 2020 ended December 31, 2019 (see attached tables). The management of Hollysys, stated:

Industrial Automation (“IA”) business finished the second quarter with revenue and contract at $69.3 million and $69.5 million, achieving 40.1% and 58.2% YOY growth, respectively. For the first half of the fiscal year, IA revenue and contract achieved 25.0% and 23.6% YOY growth, respectively.

Hollysys Automation Technologies Ltd February 20, 2020	Page 2

•

In coal fire sector, despite slowdown in new construction market, performance in aftersales remained healthy as we kept responding to various demands from our existing customers in face of the replacement cycle. We offered system upgrade and modification, security product and regular maintenance, etc. that addressed the currently installed solutions in part or in whole.

•

Our chemical and petro-chemical sector continued to see healthy growth, thanks to our efforts in organization optimization, talent recruitment, marketing and relationship maintenance, etc. With our quality in the previous milestone project being recognized by clients, we moved on to prepare for project quality assessment seminar to seek wider recognition in the industry. To better showcase our capability, we have also constructed a demo center for high-end ethylene project. Meanwhile, we kept improving our solution for the industry through internal R&D and cooperation with external parties. In the oil and gas vertical, we won a new bidding this quarter in providing control solution to the Central Equipment Platform (CEP) of the oil field for CNOOC (China National Offshore Oil Corporation). It was also the first time that the client has adopted domestic control solution on such production site. Going forward, with successful projects as track record and with solid technology and quality engineering as the gene of the Company, we will maintain close interaction with the client base to gradually spread the concept that Hollysys is a qualified provider for the chemical and petro-chemical industry.

•

In smart factory sector, our boiler combustion optimization solution, a solution within our industrial software matrix tailored-developed for power-generating-related business, has gained wider acceptance. The solution was widely welcomed by our customers, as we have received numerous feedbacks from customers acknowledging the value of our solution in cutting production cost and improving production stability. We are continuing our internal R&D effort while also actively collaborating with external parties along the value chain to expand and improve the solution within our industrial software matrix.

Under the “3+1+N” strategy, we continued the effort to integrate internal sales platform for better cross selling. We expect such effort will put us in a better position to utilize the specialties of each member company for the offering of total solution of the Company. Meanwhile, we signed an EPC contract in December for a chemical project, in which we assumed the role as the general contractor. Such contract marked a step further toward our vision of offering comprehensive solution covering project full life cycle.

Rail business finished the second quarter with revenue and contract at $78.8 million and $104.2 million, recording 24.1% YOY growth and 39.8% YOY decrease, respectively. For the first half of the fiscal year, revenue and contract recorded 8.4% YOY growth and 48.8% YOY decrease, respectively.

•

In high-speed rail sector, we signed contracts of 40 sets of C3 ATP this quarter. Meanwhile, we kept responding to the replacement demand of our customers. In project delivery, several new lines commenced operation this quarter, including Wuhan-Shiyan line, Zhengzhou-Xiangyang section of the Zhengzhou-Wanzhou line, Zhengzhou-Fuyang line, Qianjiang-Zhangjiajie-Changde line, Beijing-Zhangjiakou line and Zhangjiakou-Datong line. Solutions that we have provided to these lines include TCC (Train Control Center), RBC (Radio Block Center), TSRS (Temporary Speed Restriction System) and LEU (Lineside Electronic Unit), etc.

Hollysys Automation Technologies Ltd February 20, 2020	Page 3

•

In subway sector, we signed an SCADA contract for Kunming Subway line 5. In project delivery, we completed the Chengdu subway line 5 SCADA project and were honored with the title “outstanding equipment provider”. We have also fully delivered Phase one of Hohhot subway line 1 cloud-based SCADA project. In this project, though given limited execution time, we have showcased our consistency in quality engineering. Through optimizing system deployment and promoting better standardization in early stage, we have improved efficiency in design and product delivery, while paving the way for easier maintenance afterwards.

•

In subway signaling sector, we signed a contract in October to provide CBTC to a 3-kilometer-long tramcar transportation within Kunming Changshui Airport. With a value of around 25 million RMB, this is a milestone contract in which the total function of our CBTC was fully applied in the field.

Going forward, our rail business will continue to adhere to the diversity strategy for stable and healthy growth and to improve our local service network for more value-adding and differentiated services. With urbanization as an ongoing process, we will keep leveraging our strong R&D capacity and prepare for the application of various types of railway transportation systems in the future.

M&E business finished the quarter with revenue and contract at $22.0 million and $12.0 million, recording 39.7% and 67.2% YOY decrease respectively. For the first half of the fiscal year, revenue and contract recorded 46.4% and 11.0% YOY decrease respectively.

Given the macro economy in Southeast Asia and the Middle East, risk control remains to be the key focus of our M&E business. In our direct sales and overseas EPC project, progress is constantly made in terms of establishment of new cooperation with new key EPC players as well as ongoing cooperation with existing partners.

To prepare our overseas business for the new era of development, further actions were taken following the upgrade of our Singapore overseas headquarter in mid-2019. We have recently undertaken organization adjustment and appointed a new head to lead the Singapore headquarter. With those actions taken as a beginning, we expect to upgrade our overseas business with improved management, marketing, R&D capability and deeper localization, and to create better synergy between all overseas businesses.

In response to the outbreak of the novel coronavirus, the Company has taken necessary actions to minimize the risk of spread of disease and adverse effects on the Company’s business operation. Since late January, we have been monitoring the health condition of our employees through on-going online survey. Starting from early February, we have been implementing a two-week-long work-from-home scheme. Meanwhile, we have set forth general rules

Hollysys Automation Technologies Ltd February 20, 2020	Page 4

of action for operation in each of our bases for precautionary purpose. For particular urgent projects covering R&D, production and engineering, staff has been requested for on-site work in accordance with the rules of action. Going further, we are planning to gradually resume on-site work with the staff density in our bases being prudently controlled. However the potential downturn brought by and the duration of the coronavirus is difficult to assess or predict where actual effects will depend on many factors beyond our control. We are closely monitoring its impact on us. Our business, results of operations, financial conditions and prospects could be adversely affected directly, as well as to the extent that the coronavirus harms the Chinese economy in general.

Second Quarter and First Half Year Ended December 31, 2019 Unaudited Financial Results Summary

(In USD thousands, except for number of shares and per share data)
	Three months ended			Six months ended
	December 31, 2019	December 31, 2018	% Change	December 31, 2019	December 31, 2018	% Change
Revenues	$170,109	149,464	13.8%	$293,338	288,182	1.8%
Integrated solutions contracts revenue	$129,675	116,683	11.1%	$234,141	233,333	0.3%
Products sales	$6,539	5,917	10.5%	$12,661	13,957	(9.3)%
Service rendered	$33,895	26,864	26.2%	$46,536	40,892	13.8%
Cost of revenues	$108,278	92,389	17.2%	$185,049	179,567	3.1%
Gross profit	$61,831	57,075	8.3%	$108,289	108,615	(0.3)%
Total operating expenses	$28,511	15,076	89.1%	$51,803	36,576	41.6%
Selling	$10,392	7,860	32.2%	$17,670	15,569	13.5%
General and administrative	$10,591	11,626	(8.9)%	$21,184	20,196	4.9%
Research and development	$13,806	10,402	32.7%	$22,748	19,170	18.7%
VAT refunds and government subsidies	$(6,278)	(14,812)	(57.6)%	$(9,799)	(18,359)	(46.6)%
Income from operations	$33,320	41,999	(20.7)%	$56,486	72,039	(21.6)%
Other income, net	$1,301	5,937	(78.1)%	$3,327	6,495	(48.8)%
Foreign exchange (loss) gain	$(59)	(704)	(91.6)%	$545	(827)	(165.9)%
Gains on disposal of investments in an equity investee	$—	—	—	$5,763	—	—
Share of net income (loss) of equity investees	$1,997	(386)	(617.4)%	$3,538	(287)	(1332.8)%
Dividend income from equity security investments	$1,145	1,115	2.7%	$1,145	1,113	2.9%
Interest income	$3,099	2,894	7.1%	$6,128	5,995	2.2%
Interest expenses	$(6)	(210)	(97.1)%	$(119)	(316)	(62.3)%
Income tax expenses	$6,792	6,312	7.6%	$13,001	11,767	10.5%
Net (loss) income attributable to non-controlling interests	$(151)	37	(508.1)%	$(125)	83	(250.6)%
Non-GAAP net income attributable to Hollysys Automation Technologies Ltd.	$34,156	44,296	(22.9)%	$63,937	72,362	(11.6)%
Non-GAAP basic EPS	$0.56	0.73	(23.3)%	$1.06	1.20	(11.7)%
Non-GAAP diluted EPS	$0.56	0.73	(23.3)%	$1.06	1.19	(10.9)%
Share-based compensation expenses	$15	67	(77.6)%	$40	151	(73.5)%
Amortization of acquired intangible assets	$75	75	0.0%	$151	155	(2.6)%
Fair value adjustments of a bifurcated derivative	$—	20	(100.0)%	$—	20	(100.0)%
GAAP Net income attributable to Hollysys Automation Technologies Ltd.	$34,066	44,134	(22.8)%	$63,746	72,036	(11.5)%

Hollysys Automation Technologies Ltd February 20, 2020	Page 5

GAAP basic EPS	$0.56	0.73	(23.3)%	$1.05	1.19	(11.8)%
GAAP diluted EPS	$0.56	0.72	(22.2)%	$1.05	1.18	(11.0)%
Basic weighted average common shares outstanding	60,538,111	60,453,770	0.1%	60,504,151	60,450,930	0.1%
Diluted weighted average common shares outstanding	60,552,527	61,273,353	(1.2)%	60,517,798	61,271,864	(1.2)%

Operational Results Analysis for the Second Quarter Ended December 31, 2019

Comparing to the second quarter of the prior fiscal year, the total revenues for the three months ended December 31 2019 increased from $149.5 million to $170.1 million, representing an increase of 13.8%. Broken down by the revenue types, integrated contracts revenue increased by 11.1% to $129.7 million, products sales revenue increased by 10.5% to $6.5 million, and services revenue increased by 26.2% to $33.9 million.

The Company’s total revenues can also be presented in segments as shown in the following chart:

(In USD thousands)	Three months ended December 31,				Six months ended December 31,
	2019		2018		2019		2018
	$	% to Total Revenue	$	% to Total Revenue	$	% to Total Revenue	$	% to Total Revenue
Industrial Automation	69,291	40.7%	49,458	33.1%	133,927	45.6%	107,177	37.2%
Rail Transportation Automation	78,823	46.3%	63,503	42.5%	123,399	42.1%	113,871	39.5%
Mechanical and Electrical Solution	21,995	13.0%	36,503	24.4%	36,012	12.3%	67,134	23.3%

Total	170,109	100.0%	149,464	100.0%	293,338	100.0%	288,182	100.0%

Overall gross margin excluding non-cash amortization of acquired intangibles (non-GAAP gross margin) was 36.3% for the three months ended December 31, 2019, as compared to 38.2% for the same period of the prior year. The non-GAAP gross margin for integrated contracts, product sales, and services rendered were 28.0%, 66.4% and 62.6% for the three months ended December 31, 2019, as compared to 30.8%, 72.0% and 62.9% for the same period of the prior year, respectively. The gross margin fluctuated mainly due to the different revenue mix with different margins. The GAAP overall gross margin which includes non-cash amortization of acquired intangibles was 36.3% for the three months ended December 31, 2019, as compared to 38.1% for the same period of the prior year. The GAAP gross margin for integrated contracts, product sales, and service rendered was 27.9%, 66.4% and 62.6% for the three months ended December 31, 2019, as compared to 30.7%, 72.0% and 62.9% for the same period of the prior year, respectively.

Selling expenses were $10.4 million for the three months ended December 31, 2019, representing an increase of $2.5 million or 32.2% compared to $7.9 million for the same quarter of the prior year, mainly due to increased sales activities. Presented as a percentage of total revenues, selling expenses were 6.1% and 5.3% for the three months ended December 31, 2019, and 2018, respectively.

Hollysys Automation Technologies Ltd February 20, 2020	Page 6

General and administrative expenses, excluding non-cash share-based compensation expenses (non-GAAP G&A expenses), were $10.6 million for the quarter ended December 31, 2019, representing a decrease of $1.0 million or 8.9% compared to $11.6 million for the same quarter of the prior year. Presented as a percentage of total revenues, non-GAAP G&A expenses were 6.2% and 7.8% for quarters ended December 31, 2019 and 2018, respectively. The GAAP G&A expenses which include the non-cash share-based compensation expenses were $10.6 million and $11.7 million for the three months ended December 31, 2019 and 2018, respectively.

Research and development expenses were $13.8 million for the three months ended December 31, 2019, representing an increase of $3.4 million or 32.7% compared to $10.4 million for the same quarter of the prior year, mainly due to increased research and development activities. Presented as a percentage of total revenues, R&D expenses were 8.1% and 7.0% for the quarter ended December 31, 2019 and 2018, respectively.

The VAT refunds and government subsidies were $6.3 million for three months ended December 31, 2019, as compared to $14.8 million for the same period in the prior year, representing a $8.5 million or 57.6% decrease, which was primarily due to decrease of the VAT refunds.

The income tax expenses and the effective tax rate were $6.8 million and 16.7% for the three months ended December 31, 2019, respectively, as compared to $6.3 million and 12.5% for comparable prior year period, respectively,. The effective tax rate fluctuated mainly due to the different pre-tax income mix with different tax rates, as the Company’s subsidiaries are subject to different tax rates in various jurisdictions.

The non-GAAP net income attributable to Hollysys, which excludes the non-cash share-based compensation expenses calculated based on the grant-date fair value of shares or options granted, amortization of acquired intangible assets, and fair value adjustments of a bifurcated derivative, was $34.2 million or $0.56 per diluted share based on 60.6 million diluted weighted average ordinary shares outstanding for the three months ended December 31, 2019. This represents a 22.9% decrease from $44.3 million or $0.73 per share based on 61.3 million diluted weighted average ordinary shares outstanding reported in the comparable prior year period. On a GAAP basis, net income attributable to Hollysys was $34.1 million or $0.56 per diluted share representing a decrease of 22.8% from $44.1 million or $0.72 per diluted share reported in the comparable prior year period.

Hollysys Automation Technologies Ltd February 20, 2020	Page 7

Contracts and Backlog Highlights

Hollysys achieved $185.7 million of new contracts for the three months ended December 31, 2019. The backlog as of December 31, 2019 was $587.0 million. The detailed breakdown of new contracts and backlog by segments is shown below:

	New contracts achieved		Backlog
	for the three months ended December 31, 2019		as of December 31, 2019
	(In USD thousands)	% to Total Contract	(In USD thousands)	% to Total Backlog
Industrial Automation	69,477	37.5%	192,445	32.8%
Rail Transportation	104,212	56.1%	307,291	52.3%
Mechanical and Electrical Solutions	11,970	6.4%	87,312	14.9%

Total	185,659	100.0%	587,048	100.0%

Cash Flow Highlights

For the three months ended December 31, 2019, the total net cash inflow was $52.8 million. The net cash provided by operating activities was $70.5 million. The net cash used in investing activities was $10.1 million and mainly consisted of 2.4 million purchases of property, plant and equipment, and $27.2 million of time deposits placed with banks, which were partially offset by $19.4 million of matured time deposits. The net cash used in financing activities was $13.7 million and mainly consisted of $12.7 million payment of dividends.

Balance Sheet Highlights

The total amount of cash and cash equivalents were $403.9 million, $340.0 million, and $270.8 million as of December 31, 2019, September 30, 2019 and December 30, 2018, respectively.

For the three months ended December 31, 2019, DSO was 137 days, as compared to 157 days for the comparable prior year period and 204 days for the last quarter; and inventory turnover was 39 days, as compared to 39 days for the comparable prior year period and 56 days for the last quarter.

Conference Call

The Company will host a conference call at 8:00 pm February 19, 2020 U.S. Eastern Time / 9:00 am February 20, 2020 Beijing Time, to discuss the financial results for fiscal year 2020 second quarter ended December 31, 2019 and business outlook.

To participate, please call the following numbers ten minutes before the scheduled start of the call. The conference call identification number is 6396705.

Standard International Dial-In Number:	+65 67135090

Participant Local Dial-In Numbers:
Australia, Sydney	+61 290833212
China, Domestic	4006208038
China, Domestic Landline only	8008190121
China, Hong Kong	+852 30186771

Hollysys Automation Technologies Ltd February 20, 2020	Page 8

China, Taiwan	+886 255723895
Japan, Tokyo	+81 345036012
Korea (South), Seoul	+82 27395177
United Kingdom, London	+44 2036214779
United States, New York	+1 8456750437

Participant ITFS Dial-In Numbers:
Australia,	1800411623
Australia,	1300717205
Belgium	080071900
Canada	18663861016
France	0800912761
Germany	08001820671
China, Hong Kong	800906601
China, Taiwan	0809091568
India	18002666846
Indonesia, PT Indosat access	0018030179156
Indonesia, PT Telkom access	0078030179156
Italy	800874737
Japan	0120925376
Korea (South), Domestic	0808500474
Malaysia	1800820152
Netherlands	08000221931
New Zealand	0800880084
Norway	80010719
Philippines, PLDT Access Only	180016120306
Switzerland	0800561006
Thailand	001800656772
United Kingdom	08082346646
United States	18665194004

In addition, a recording of the conference call will be accessible within 48 hours via Hollysys’ website at: http://hollysys.investorroom.com

Hollysys Automation Technologies Ltd February 20, 2020	Page 9

About Hollysys Automation Technologies Ltd. (NASDAQ: HOLI)

Hollysys is a leading automation control system solutions provider in China, with overseas operations in eight other countries and regions throughout Asia. Leveraging its proprietary technology and deep industry know-how, Hollysys empowers its customers with enhanced operational safety, reliability, efficiency, and intelligence which are critical to their businesses. Hollysys derives its revenues mainly from providing integrated solutions for industrial automation and rail transportation. In industrial automation, Hollysys delivers the full spectrum of automation hardware, software, and services spanning field devices, control systems, enterprise manufacturing management and cloud-based applications. In rail transportation, Hollysys provides advanced signaling control and SCADA (Supervisory Control and Data Acquisition) systems for high-speed rail and urban rail (including subways). Founded in 1993, with technical expertise and innovation, Hollysys has grown from a research team specializing in automation control in the power industry into a group providing integrated automation control system solutions for customers in diverse industry verticals. As of June 2019, Hollysys had cumulatively carried out more than 25,000 projects for approximately 15,000 customers in various sectors including power, petrochemical, high-speed rail, and urban rail, in which Hollysys has established leading market positions.

SAFE HARBOUR:

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact included herein are “forward-looking statements,” including statements regarding: the ability of the Company to achieve its commercial objectives; the business strategy, plans and objectives of the Company and its subsidiaries; and any other statements of non-historical information. These forward-looking statements are often identified by the use of forward-looking terminology such as “believes,” “expects” or similar expressions, involve known and unknown risks and uncertainties. Such forward-looking statements, based upon the current beliefs and expectations of Hollysys’ management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

For further information, please contact:

Hollysys Automation Technologies Ltd.

www.hollysys.com

+8610-58981386

investors@hollysys.com

Hollysys Automation Technologies Ltd February 20, 2020	Page 10

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(In USD thousands except for number of shares and per share data)

	Three months ended December 31,		Six months ended December 31,
	2019	2018	2019	2018
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net revenues
Integrated solutions contracts revenue	$129,675	$116,683	$234,141	$233,333
Products sales	6,539	5,917	12,661	13,957
Revenue from services	33,895	26,864	46,536	40,892

Total net revenues	170,109	149,464	293,338	288,182
Costs of integrated solutions contracts	93,485	80,845	163,985	161,593
Cost of products sold	2,199	1,654	3,430	3,662
Costs of services rendered	12,669	9,965	17,785	14,467

Gross profit	61,756	57,000	108,138	108,460
Operating expenses
Selling	10,392	7,860	17,670	15,569
General and administrative	10,606	11,693	21,224	20,347
Research and development	13,806	10,402	22,748	19,170
VAT refunds and government subsidies	(6,278)	(14,812)	(9,799)	(18,359)

Total operating expenses	28,526	15,143	51,843	36,727
Income from operations	33,230	41,857	56,295	71,733
Other income, net	1,301	5,917	3,327	6,475
Foreign exchange (loss) gain	(59)	(704)	545	(827)
Gains on disposal of investments in an equity investee	—	—	5,763	—
Share of net income (loss) of equity investees	1,997	(386)	3,538	(287)
Dividend income from equity security investments	1,145	1,115	1,145	1,113
Interest income	3,099	2,894	6,128	5,995
Interest expenses	(6)	(210)	(119)	(316)

Income before income taxes	40,707	50,483	76,622	83,886
Income taxes expenses	6,792	6,312	13,001	11,767

Net income	33,915	44,171	63,621	72,119
Net (loss) income attributable to non—controlling interests	(151)	37	(125)	83

Net income attributable to Hollysys Automation Technologies Ltd.	$34,066	$44,134	$63,746	$72,036
Other comprehensive income (loss), net of tax of nil
Translation adjustments	20,921	2,661	(13,253)	(27,090)

Comprehensive income	54,836	46,832	50,368	45,029
Less: comprehensive income (loss) attributable to non—controlling interests	977	(224)	951	(179)

Comprehensive income attributable to Hollysys Automation Technologies Ltd.	$53,859	$47,056	$49,417	$45,208

Net income per ordinary share:
Basic	0.56	0.73	1.05	1.19
Diluted	0.56	0.72	1.05	1.18
Shares used in net income per share computation:
Weighted average number of ordinary shares	60,538,111	60,453,770	60,504,151	60,450,930
Weighted average number of diluted ordinary shares	60,552,527	61,273,353	60,517,798	61,271,864

Hollysys Automation Technologies Ltd February 20, 2020	Page 11

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.

CONSOLIDATED BALANCE SHEETS

(In USD thousands except for number of shares and per share data)

	December 31, 2019	September 30, 2019
	(Unaudited)	(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	$403,860	$339,932
Time deposits with maturities over three months	146,745	136,200
Restricted cash	19,985	30,288
Accounts receivable, net of allowance for doubtful accounts of $45,348 and $44,875 as of December 31, 2019 and September 30, 2019, respectively	239,492	245,696
Costs and estimated earnings in excess of billings, net of allowance for doubtful accounts of $6,672 and $7,807 as of December 31, 2019 and September 30, 2019, respectively	227,490	192,201
Accounts receivable retention	4,911	11,660
Other receivables, net of allowance for doubtful accounts of $4,390 and $4,840 as of December 31, 2019 and September 30, 2019, respectively	23,173	25,274
Advances to suppliers	17,522	22,825
Amounts due from related parties	26,515	29,832
Inventories	35,596	46,319
Prepaid expenses	510	391
Income tax recoverable	288	1,832

Total current assets	1,146,087	1,082,450
Non-current assets
Restricted cash	2,657	3,485
Costs and estimated earnings in excess of billings	2,700	4,828
Accounts receivable retention	7,300	7,785
Prepaid expenses	10	8
Property, plant and equipment, net	78,059	72,718
Prepaid land leases	16,224	15,977
Intangible assets, net	1,208	1,258
Investments in equity investees	40,077	37,319
Investments securities	4,693	4,600
Goodwill	37,845	36,298
Deferred tax assets	8,328	9,313
Operating lease right-of-use assets	5,259	5,262

Total non-current assets	204,360	198,851
Total assets	1,350,447	1,281,301
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Short-term bank loans	1,436	1,585
Current portion of long-term loans	319	307
Dividends payable	—	12,672

Hollysys Automation Technologies Ltd February 20, 2020	Page 12

Accounts payable	115,166	109,519
Construction costs payable	1,289	86
Deferred revenue	142,025	135,519
Accrued payroll and related expenses	21,473	15,577
Income tax payable	4,795	2,669
Warranty liabilities	6,597	8,212
Other tax payables	4,481	1,245
Accrued liabilities	29,337	28,139
Amounts due to related parties	4,218	3,714
Operating lease liabilities	1,673	—

Total current liabilities	332,809	319,244
Non-current liabilities
Accrued liabilities	7,620	5,084
Long-term loans	896	890
Accounts payable	3,824	4,473
Deferred tax liabilities	13,146	13,251
Warranty liabilities	4,117	3,245
Operating lease liabilities	3,180	5,072

Total non-current liabilities	32,783	32,015
Total liabilities	365,592	351,259
Commitments and contingencies	—	—
Stockholders’ equity:
Ordinary shares, par value $0.001 per share, 100,000,000 shares authorized; 60,537,099 shares and 60,342,099 shares issued and outstanding as of December 31, 2019 and September 30, 2019	61	60
Additional paid-in capital	223,675	223,660
Statutory reserves	49,427	48,698
Retained earnings	758,819	725,521
Accumulated other comprehensive income	(49,852)	(69,645)

Total Hollysys Automation Technologies Ltd. stockholder’s equity	982,130	928,294
Non-controlling interests	2,725	1,748

Total equity	984,855	930,042
Total liabilities and equity	$1,350,447	$1,281,301

Hollysys Automation Technologies Ltd February 20, 2020	Page 13

HOLLYSYS AUTOMATION TECHNOLOGIES LTD

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In USD thousands).

	Three months ended December 31, 2019 (Unaudited)	Six months ended December 31, 2019 (Unaudited)
Cash flows from operating activities:
Net income	$33,915	$63,621
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property, plant and equipment	2,185	4,602
Amortization of prepaid land leases	99	197
Amortization of intangible assets	75	151
Allowance for doubtful accounts	(120)	596
Loss on disposal of property, plant and equipment	3	10
Share of net income of equity investees	(1,997)	(3,538)
Share-based compensation expenses	15	40
Deferred income tax expenses	924	6,235
Accretion of convertible bond	—	57
Gains on deconsolidation of an equity investee	—	(5,763)
Changes in operating assets and liabilities:
Accounts receivable and retention	22,761	39,851
Costs and estimated earnings in excess of billings	(29,001)	(35,083)
Inventories	11,642	6,650
Advances to suppliers	5,755	(4,812)
Other receivables	2,683	3,687
Deposits and other assets	(111)	128
Due from related parties	3,924	9,147
Accounts payable	3,647	10,794
Deferred revenue	(814)	2,865
Accruals and other payables	7,579	1,861
Due to related parties	504	(1,178)
Income tax payable	3,648	5,541
Other tax payables	3,173	3,789

Net cash provided by operating activities	70,489	109,448
Cash flows from investing activities:
Time deposits placed with banks	(27,208)	(55,050)
Purchases of property, plant and equipment	(2,372)	(2,863)
Proceeds from disposal of property, plant and equipment	234	292
Maturity of time deposits	19,446	51,326
Acquisition of a subsidiary, net of cash acquired	(150)	(150)
Proceeds from disposal of investments in equity investee	—	4,458

Net cash used in investing activities	(10,050)	(1,987)
Cash flows from financing activities:
Proceeds from short-term bank loans	932	2,274
Repayments of short-term bank loans	(1,120)	(2,752)

Hollysys Automation Technologies Ltd February 20, 2020	Page 14

Proceeds from long-term bank loans	136	177
Repayments of long-term bank loans	(158)	(260)
Payment of dividends	(12,713)	(12,713)
Repayments of bonds payable	(758)	(20,753)

Net cash used in financing activities	(13,681)	(34,027)
Effect of foreign exchange rate changes	6,039	(5,319)

Net increase in cash, cash equivalents and restricted cash	$52,797	68,115
Cash, cash equivalents and restricted cash, beginning of period	$373,705	358,387
Cash, cash equivalents and restricted cash, end of period	426,502	426,502

Hollysys Automation Technologies Ltd February 20, 2020	Page 15

Non-GAAP Measures

In evaluating our results, the non-GAAP measures of “Non-GAAP cost of integrated contracts”, “Non-GAAP general and administrative expenses”, “Non-GAAP other income (expenses), net”, “Non-GAAP net income attributable to Hollysys Automation Technologies Ltd. stockholders”, “Non-GAAP basic earnings per share”, and “Non-GAAP diluted earnings per share” serve as additional indicators of our operating performance and not as a replacement for other measures in accordance with U.S. GAAP. We believe these non-GAAP measures are useful to investors, as they exclude the non-cash share-based compensation expenses, which is calculated based on the number of shares or options granted and the fair value as of the grant date, amortization of acquired intangible assets, and fair value adjustments of a bifurcated derivative. They will not result in any cash inflows or outflows. We believe that using non-GAAP measures help our shareholders to have a better understanding of our operating results and growth prospects. In addition, given the business nature of the Company, it has been a common practice for investors to use such non-GAAP measures to evaluate the Company.

The following table provides a reconciliation of the non-GAAP measures with the most directly comparable U.S. GAAP measures for the periods indicated:

(In USD thousands, except for number of shares and per share data)
	Three months ended December 31,		Six months ended December 31,
	2019	2018	2019	2018
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Cost of integrated solutions contracts	$93,485	$80,845	$163,985	$161,593
Less: Amortization of acquired intangible assets	75	75	151	155

Non-GAAP cost of integrated solutions contracts	$93,410	$80,770	$163,834	$161,438

General and administrative expenses	$10,606	$11,693	$21,224	$20,347
Less: Share-based compensation expenses	15	67	40	151

Non-GAAP general and administrative expenses	$10,591	$11,626	$21,184	$20,196
Other income, net	$1,301	5,917	3,327	6,475
Add: Fair value adjustments of a bifurcated derivative	—	20	—	20

Non-GAAP other income, net	$1,301	5,937	3,327	6,495

Net income attributable to Hollysys Automation Technologies Ltd.	$34,066	$44,134	$63,746	$72,036

Add:
Share-based compensation expenses	15	67	40	151
Amortization of acquired intangible assets	75	75	151	155
Fair value adjustments of a bifurcated derivative	—	20	—	20

Non-GAAP net income attributable to Hollysys Automation Technologies Ltd.	$34,156	$44,296	$63,937	$72,362

Weighted average number of basic ordinary shares	60,538,111	60,453,770	60,504,151	60,450,930
Weighted average number of diluted ordinary shares	60,552,527	61,273,353	60,517,798	61,271,864
Non-GAAP basic earnings per share	$0.56	$0.73	$1.06	$1.20
Non-GAAP diluted earnings per share	$0.56	$0.73	$1.06	$1.19